SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Matter of Time I Co.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

N/A
(CUSIP Number)

Mark E. Crone
The Crone Law Group
101 Montgomery Street Suite 1950
San Francisco, CA  94104
415-955-8900

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of reporting person
Mark E. Crone

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☐
b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

United States

	7	Sole Voting Power

100,000

Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned
By Each	9	Sole Dispositive Power
Reporting
Person With		100,000

	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

100,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

Approximately 50%

14	Type of Reporting Person

IN

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Matter of Time I Co., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 101 Montgomery Street Suite 1950 San Francisco, CA  94104.

Item 2.  Identity & Background

This statement is being filed by Mark E. Crone who is hereinafter referred to as the “Reporting Person.”  His principal place of business is located at 101 Montgomery Street Suite 1950 San Francisco, CA  94104.  His telephone number is 415-955-8900.  Mr. Crone is President, Chief Financial Officer, Secretary and sole Director of Matter of Time I Co. and Managing Partner of The Crone Law Group.  The address for each of these companies is 101 Montgomery Street Suite 1950 San Francisco, CA  94104.

Biographical information for Mr. Crone is as follows:

Mr. Crone worked at Baker, Manock & Jensen in Fresno, California and Palmieri Tyler Wiener Wilhelm & Waldron in Irvine, California before commencing practice on his own. As an entrepreneur, Mr. Crone has served as a managing member of Smart Art Itinerary, LLC, a privately held California limited liability company since March 1999.

Mr. Crone earned his undergraduate degree, with honors, from Trinity College in Hartford, Connecticut and his law degree from Santa Clara University School of Law, in Santa Clara, California.

During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds and Other Consideration.

On June 11, 2010,100,000 shares of common stock were issued to Mr. Crone in exchange for past services.

Item 4.      Purpose of Transaction.

On June 11, 2010,100,000 shares of common stock were issued to Mr. Crone in exchange for past services.

Item 5.      Interest in Securities of the Company.

(a)	The aggregate number and percentage of common stock of the Company beneficially owned by the Reporting Person is 100,000 shares, or 50% of the outstanding common stock of the Company.

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the common stock of the Company as issued to the Reporting Person.

(c)	Other than as described in Item 4 above, the Reporting Person has not effected any transaction in the shares of common stock of the Company in the past sixty days.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in this schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   November 4, 2010

By:	/s/ Mark E. Crone
Name: Mark E. Crone